FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-129651

WELLS TIMBERLAND REIT, INC

SUPPLEMENT NO. 16 DATED AUGUST 6, 2009

TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 14 dated April 23, 2009 and Supplement No. 15 dated May 20, 2009, relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	changes to the suitability standards for investors;

•	a change to our registrar and transfer agent;

•	information regarding the renewal of our advisory agreement;

•	information regarding the election of our directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws; and

•	the amendment and restatement of the limited partnership agreement of our operating partnership.

Status of Our Initial Public Offering

As of July 31, 2009, we had received aggregate gross offering proceeds, net of discounts, of approximately $171.7 million from the sale of approximately 17.2 million shares in our initial public offering. As of July 31, 2009, approximately 57.8 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. Our initial public offering will terminate on August 11, 2009.

Suitability Standards

The “Suitability Standards” section of the prospectus is hereby superseded and replaced by the following:

SUITABILITY STANDARDS

The shares we are offering are suitable only as a long-term investment. Because there is no public market for the shares, you will have difficulty selling your shares. In consideration of these factors, we require initial stockholders and subsequent purchasers to have either:

•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

California — Investors who reside in the state of California must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. In addition, a California resident’s investment may not exceed 10% of his/her liquid net worth.

Iowa — Investors who reside in the state of Iowa must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and net worth of $70,000. In addition, investors from the state of Iowa may not invest more than 10% of their liquid net worth in us.

Kansas — Investors who reside in the state of Kansas must have either (1) a net worth of at least $250,000 or (2) a net annual income of $70,000 and a net worth of at least $70,000. In addition, the state of Kansas recommends that your aggregate investment in us and similar direct participation investments should not exceed 10% of your liquid net worth, which is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky — In addition to the suitability standards described above, investors who reside in the state of Kentucky may not invest more than 10% of their liquid net worth in us.

Massachusetts and Ohio — Investors who reside in the states of Massachusetts or Ohio must have either (1) a net worth of at least $250,000 or (2) a net annual income of $70,000 and a net worth of at least $70,000. In addition, a Massachusetts or Ohio resident’s investment in us may not exceed 10% of your liquid net worth.

Michigan — In addition to the suitability requirements described above, the state of Michigan requires that your aggregate investment in us and similar direct participation investments may not exceed 10% of your net worth.

Oregon — Investors in the state of Oregon must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. In either case, an Oregon resident’s investment may not exceed 10% of his/her liquid net worth.

Pennsylvania — Investors who reside in the state of Pennsylvania must have either (1) a net worth of at least $500,000 or (2) an annual gross income of at least $140,000 and a net worth of at least $140,000. In addition, investors from the state of Pennsylvania must have a net worth of at least 10 times their investment in us.

Tennessee — Investors who reside in the state of Tennessee must have a minimum annual gross income of $150,000 and a minimum net worth of $150,000; or a minimum net worth of $500,000 exclusive of home, home furnishings and automobiles.

Washington — Investors who reside in the state of Washington must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution — Stockholder Suitability” for a detailed discussion of the determinations regarding suitability that we require of all those selling shares on our behalf.

Change to Registrar and Transfer Agent

Effective as of July 27, 2009, we changed our registrar and transfer agent from Wells Capital, Inc. to Boston Financial Data Services, Inc., a registered transfer agent.

Renewal of Advisory Agreement

Effective July 11, 2009, the advisory agreement among us, Wells Timberland Operating Partnership, L.P. and Wells Timberland Management Organization, LLC was renewed through July 10, 2010 upon terms identical to those of the advisory agreement in effect through July 10, 2009.

Election of Our Directors

At our annual stockholders’ meeting on August 5, 2009, our stockholders re-elected the following individuals to the board of directors: Jess E. Jarratt, Michael P. McCollum, E. Nelson Mills, Donald S. Moss and Willis J. Potts, Jr. These directors will serve until the 2010 annual stockholders’ meeting and until their respective successors are duly elected and qualify.

Amendment and Restatement of Our Charter

At our annual stockholders’ meeting on August 5, 2009, our stockholders approved a proposal to amend and restate our charter, as presented in our proxy statement filed with the SEC on May 27, 2009. The amended charter was filed with the State Department of Assessments and Taxation of Maryland on August 6, 2009, and was effective immediately. Our charter was amended and restated to: (1) reinstate the stock ownership and transfer restrictions included in our charter to enable us to meet the stock ownership requirements for REIT qualification, (2) require compliance with the SEC’s tender offer regulations under the Securities Exchange Act of 1934, as amended, for any tender offer made for our shares regardless of the size of the tender offer; and (3) make certain ministerial revisions and clarifications.

Amendment and Restatement of Our Bylaws

On August 5, 2009, our board of directors authorized and approved an amendment and restatement of our bylaws. The amended and restated bylaws were effective immediately upon adoption. Among other things, the amended bylaws: (1) reflect amendments to the Maryland General Corporation Law since adoption of the bylaws as previously in effect, (2) address recent developments in public company governance, (3) clarify certain corporate procedures and (4) make certain other enhancements and technical corrections.

Amendment and Restatement of Limited Partnership Agreement

On August 5, 2009, we entered into an amended and restated agreement of limited partnership of our operating partnership, Wells Timberland Operating Partnership, L.P, which amends and restates our previous operating partnership agreement. Among other things, the amended and restated operating partnership agreement creates Series A and Series B preferred partnership units, which mirror the terms of the shares of our Series A and Series B preferred stock. In addition, the amended and restated operating partnership clarifies the circumstances under which the special units are redeemed and a one-time payment is made to the holder of the special units.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 14 dated April 23, 2009, Supplement No. 15 dated May 20, 2009 and Supplement No. 16 dated August 6, 2009.

Supplement No. 14 includes:

•	the status of our initial public offering;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	our performance – Adjusted EBITDA;

•	compensation paid to our advisor;

•	the sale by our operating partnership of Wells Timberland Acquisition, LLC to Wells Real Estate Funds, Inc.;

•	amendments to the terms of our mezzanine loan;

•	our entry into an amended and restated master purchase agreement with respect to the German offering;

•	our entry into a carbon storage agreement;

•	an update to our “Risk Factors” disclosure;

•	a clarification regarding share ownership and transfer restrictions;

•	the amendment of our charter;

•	the designation, issuance and sale of Series B preferred stock;

•	the amended and restated advisory agreement;

•	the formation of an operations committee of our board of directors;

•	additional disclosures regarding “Federal Income Tax Considerations;”

•	a clarification regarding our share redemption plan;

•	an update regarding our rescission offer to Michigan residents;

•	an update to the table of contents to our prospectus;

•	a change to our “Experts” section of our prospectus;

•	incorporation of certain documents by reference;

•	an amended subscription agreement;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 15 includes:

•	the status of our initial public offering;

•	information regarding our indebtedness;

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“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, filed on May 12, 2009; and

•	our unaudited financial statements as of and for the three months ended March 31, 2009 as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2009.

Supplement No. 16 includes:

•	the status of our initial public offering;

•	changes to the suitability standards for investors;

•	a change to our registrar and transfer agent;

•	information regarding the renewal of our advisory agreement;

•	information regarding the election of our directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws; and

•	the amendment and restatement of the limited partnership agreement of our operating partnership.